UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month January 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated January 26, 2018.	3

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Grifols, S.A. Avinguda de Ia General itat 152-158 08174 Sant Cugat del Valles Barcelona-ESPANA Tel. [34]935 710 500 Fax [34]935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. hereby informs about the following RELEVANT EVENT Grifols, S.A. (hereafter, "Grifols"), through its subsidiary Grifols Shared Services North America, Inc., has subscribed a capital increase in the amount of US$ 98 million in the U.S. company Goetech LLC, based in Denver, Colorado, doing business as Medkeeper ("Medkeeper"). As a result, Grifols will hold a 51% interest in Medkeeper. Grifols also holds a majority position on the board of directors. Furthermore, Grifols has negotiated a call option to acquire the remaining 49% interest, exercisable during a three-year term. Medkeeper has a put option to sell Grifols said interest exercisable at the end of the three-year period. Medkeeper's core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the processes, control systems and monitoring different preparations while increasing patient safety. This investment will enhance the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market. I In Barcelona, on 26 January 2018 Nuria Martin Barnes Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: January 26, 2018

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